ANNUAL CONSOLIDATED FINANCIAL STATEMENTS

December 31, 2012

(Expressed in United States Dollars, except where noted)

14142 Denver West Parkway, Suite 250, Golden, Colorado 80401

Telephone: 303.278.8464 Facsimile: 303.279.3772 Toll Free: 1.877.692.8182 email: atna@atna.com www.atna.com

INDEX TO

CONSOLIDATED FINANCIAL STATEMENTS

Consolidated Financial Statements

The following audited consolidated financial statements have been prepared by Atna Resources Ltd. (the “Company”) pursuant to International Financial Reporting Standards (“IFRS”). The consolidated financial statements have been prepared in United States dollars (“USD”, or “$”), except for certain footnote disclosures that are reported in Canadian dollars (“CAD” or “C$”).

Reports of Independent Registered Public Accounting Firm	Page 3-4

Consolidated Balance Sheets	Page 5

Consolidated Statements of Operations and Comprehensive Income (Loss)	Page 6

Consolidated Statement of Changes in Shareholders’ Equity	Page 7

Consolidated Statements of Cash Flows	Pages 8-9

Notes to the Annual Consolidated Financial Statements	Pages 10-39

2

INDEPENDENT AUDITORS’ REPORT

To the Board of Directors and Shareholders

Atna Resources Ltd.

Denver, Colorado

We have audited the accompanying consolidated financial statements of Atna Resources Ltd. and Subsidiaries (the “Company”) which comprise the consolidated balance sheets as of December 31, 2012 and 2011 and the related consolidated statements of operations and comprehensive income (loss), changes in shareholders' equity, and cash flows for each of the years in the three year period ended December 31, 2012 and notes comprised of significant accounting policies and other explanatory information.

Management’s Responsibility for the Consolidated Financial Statements

Management is responsible for the preparation and fair presentation of these consolidated financial statements in accordance with International Financial Reporting Standards as issued by the International Accounting Standards Board, and for such internal control as management determines is necessary to enable the preparation of consolidated financial statements that are free from material misstatement, whether due to fraud or error.

Auditor’s Responsibility

Our responsibility is to express an opinion on these consolidated financial statements based on our audits. We conducted our audits in accordance with Canadian generally accepted auditing standards and the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we comply with ethical requirements and plan and perform the audit to obtain reasonable assurance about whether the consolidated financial statements are free from material misstatement.

An audit involves performing procedures to obtain audit evidence about the amounts and disclosures in the consolidated financial statements. The procedures selected depend on our judgment, including the assessment of risks of material misstatement of the consolidated financial statements, whether due to fraud or error. In making those risk assessments, we consider internal control relevant to the entity’s preparation and fair presentation of the consolidated financial statements in order to design audit procedures that are appropriate in the circumstances. An audit also includes evaluating the appropriateness of accounting policies used and the reasonableness of accounting estimates made by management, as well as evaluating the overall presentation of the consolidated financial statements.

We believe that the audit evidence we have obtained in our audits is sufficient and appropriate to provide a basis for our opinion.

Opinion

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of Atna Resources Ltd. and Subsidiaries, as of December 31, 2012 and 2011 and the results of its operations and its cash flows for each of the years in the three year period ended December 31, 2012 in conformity with International Financial Reporting Standards as issued by the International Accounting Standards Board.

Other Matter

We have also audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the Company’s internal control over financial reporting as of December 31, 2012, based on the criteria established in Internal Control – Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission and our report dated March 20, 2013 expressed an unqualified opinion on the Company’s internal control over financial reporting.

EKS&H LLLP

March 20, 2013

Denver, Colorado

3

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Shareholders

Atna Resources Ltd.

Denver, Colorado

We have audited Atna Resources Ltd. and Subsidiaries (the “Company”) internal control over financial reporting as of December 31, 2012, based on criteria established in Internal Control-Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (“COSO”). The Company’s management is responsible for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting, included in the accompanying Management’s Report on Internal Control over Financial Reporting. Our responsibility is to express an opinion on the Company’s internal control over financial reporting based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether effective internal control over financial reporting was maintained in all material respects. Our audit included obtaining an understanding of internal control over financial reporting, assessing the risk that a material weakness exists, and testing and evaluating the design and operating effectiveness of internal control over financial reporting based on the assessed risk. Our audit also included performing such other procedures as we considered necessary in the circumstances. We believe that our audit provides a reasonable basis for our opinion.

A company’s internal control over financial reporting is a process designed by, or under the supervision of, the Company’s principal executive and principal financial officers, or persons performing similar functions, and effected by the Company’s board of directors, management, and other personnel to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. A company’s internal control over financial reporting includes those policies and procedures that (1) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (2) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (3) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company’s assets that could have a material effect on the financial statements.

Because of the inherent limitations of internal control over financial reporting, including the possibility of collusion or improper management override of controls, material misstatements due to error or fraud may not be detected on a timely basis. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

In our opinion, Atna Resources Ltd. and Subsidiaries maintained, in all material respects, effective internal control over financial reporting as of December 31, 2012, based on criteria established in Internal Control-Integrated Framework issued by COSO.

We also have audited, in accordance with Canadian generally accepted auditing standards and the standards of the Public Company Accounting Oversight Board (United States), the consolidated balance sheets Atna Resources Ltd. and Subsidiaries as of December 31, 2012 and 2011 and the related consolidated statements of operations and comprehensive income (loss), changes in shareholders’ equity, and cash flows for each of the years in the three-year period ended December 31, 2012, and our report dated March 20, 2013 expressed an unqualified opinion on those consolidated financial statements.

EKS&H LLLP

March 20, 2013

Denver, Colorado

4

ATNA RESOURCES LTD. AND SUBSIDIARIES

CONSOLIDATED BALANCE SHEETS

Reported in US Dollars

As of December 31

	Notes	2012	2011
ASSETS
Current assets
Cash and cash equivalents		$19,342,900	$9,963,100
Investments available-for-sale	3	83,900	323,900
Gold inventories	4	19,714,900	14,735,500
Supply inventories		1,246,300	815,300
Prepaids and other current assets		1,072,300	800,200
Total current assets		41,460,300	26,638,000

Non-current assets
Property, plant, mine development and mineral interests, net	5	100,075,000	82,481,200
Restricted cash and marketable securities held in surety	6	4,964,400	5,743,800
Stripping activity assets, net	7	3,334,600	5,896,500
Deferred income tax asset	13	10,327,500	10,423,000
Other non-current assets		22,900	22,800

Total assets		$160,184,700	$131,205,300

LIABILITIES AND SHAREHOLDERS' EQUITY
Current liabilities
Accounts payable		$6,257,300	$3,724,500
Derivative liabilities	8	1,733,500	1,459,000
Asset retirement obligations	9	629,000	1,181,100
Notes payable	10 & 23	20,945,600	19,908,600
Gold bonds, net of discount	12	3,494,800	3,286,400
Finance leases	11	1,064,900	746,000
Income taxes payable	13	10,100	372,300
Other current liabilities		896,100	686,600
Total current liabilities		35,031,300	31,364,500

Non-current liabilities
Notes payable	10	1,565,700	1,570,500
Derivative liabilities	8	-	1,386,100
Gold bonds, net of discount	12	-	3,494,800
Finance leases	11	2,266,000	1,731,300
Asset retirement obligations	9	3,953,200	4,866,500
Total liabilities		42,816,200	44,413,700

Commitments and Contingencies	14

Shareholders' equity
Share capital (no par value) unlimited shares authorized; issued and outstanding: 144,989,922 at December 31, 2012, and 117,374,643 at December 31, 2011	15	126,791,100	104,287,100
Contributed surplus		6,637,500	4,990,500
Deficit		(16,142,200)	(23,028,200)
Accumulated other comprehensive gain		82,100	542,200
Total shareholders' equity		117,368,500	86,791,600

Total liabilities and shareholders' equity		$160,184,700	$131,205,300

On behalf of the Board of Directors:

/s/ David K. Fagin	/s/ David H. Watkins
David K. Fagin, Independent Director	David H. Watkins, Chairman

The accompanying notes are an integral part of these consolidated financial statements.

5

ATNA RESOURCES LTD. AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF OPERATIONS AND COMPREHENSIVE INCOME (LOSS)

Reported in US Dollars

For the Years Ended December 31

	Notes	2012	2011	2010
REVENUE
Gold and by-product sales		$59,763,300	$51,755,400	$30,606,900

EXPENSES (RECOVERIES)
Cost of sales, excluding depreciation	18	35,485,600	29,982,900	21,450,200
Depreciation and amortization, cost of sales	18	8,095,100	7,655,600	5,395,800
General and administrative		4,834,000	4,457,900	3,622,700
Exploration	2	1,733,300	634,900	1,108,700
Depreciation - G&A only		68,700	113,200	119,500
Provision for site restoration		392,800	(136,500)	(410,500)
Subtotal operating expense		50,609,500	42,708,000	31,286,400

Operating profit (loss)		9,153,800	9,047,400	(679,500)

OTHER (EXPENSE) INCOME
Interest income		14,100	29,000	31,900
Interest expense		(1,324,800)	(2,290,200)	(3,049,400)
Realized loss on derivatives	8	(1,865,300)	(1,545,100)	(456,100)
Unrealized gain (loss) on derivatives	8	1,111,700	(313,500)	(1,984,000)
(Loss) gain on asset disposals	22	(352,400)	589,500	(103,100)
Gain (loss) on sale of investments available-for-sale		87,900	205,800	(213,200)
Other income	22	254,600	266,800	561,500
Subtotal other expense		(2,074,200)	(3,057,700)	(5,212,400)
Income (loss) before income tax		7,079,600	5,989,700	(5,891,900)

Income tax (expense) benefit	13	(193,600)	9,094,700	-
Net income (loss)		$6,886,000	$15,084,400	$(5,891,900)

COMPREHENSIVE INCOME (LOSS)
Unrealized (loss) gain on translating the financials of foreign operations		(424,400)	649,400	(89,700)
Unrealized (loss) on investments available-for-sale	3	(46,200)	(17,500)	(264,400)
Reclassification adjustment for gains included in net income (loss)		10,500	-	218,900
Other comprehensive income (loss)		(460,100)	631,900	(135,200)

Comprehensive income (loss)		$6,425,900	$15,716,300	$(6,027,100)

EARNINGS (LOSS) PER SHARE
Basic income per share	19	$0.05	$0.14	$(0.07)
Diluted income per share	19	$0.05	$0.14	$(0.07)

Basic weighted-average shares outstanding		126,994,021	106,033,977	84,967,450
Effect of dilutive securities:
Stock options, convertible debentures, and warrants		4,840,570	885,959	-

Diluted weighted-average shares outstanding		131,834,591	106,919,936	84,967,450

The accompanying notes are an integral part of these consolidated financial statements.

6

ATNA RESOURCES LTD. AND SUBSIDIARIES

CONSOLIDATED STATEMENT OF CHANGES IN SHAREHOLDERS' EQUITY

Reported in US Dollars

For the Years Ended December 31

	Share Capital				Accumulated Other	Total
	Number of			Contributed	Comprehensive	Shareholders'
	Shares	Amount	Deficit	Surplus	Gain (Loss)	Equity

Balances, December 31, 2009	83,291,100	$83,583,000	$(32,220,700)	$2,809,900	$45,500	$54,217,700
Share-based compensation	-	-	-	518,200	-	518,200
Exercise of stock options	247,700	161,600	-	(59,800)	-	101,800
Equity issued as financing, net	15,352,500	7,184,600	-	1,108,300	-	8,292,900
Unrealized loss on available for sale securities	-	-	-	-	(264,400)	(264,400)
Reclassification adjustment for gains included in net (loss) income	-	-	-	-	218,900	218,900
Debentures converted into shares	111,100	48,500	-	(15,400)	-	33,100
Foreign exchange loss	-	-	-	-	(89,700)	(89,700)
Net loss	-	-	(5,891,900)	-	-	(5,891,900)

Balances, December 31, 2010	99,002,400	$90,977,700	$(38,112,600)	$4,361,200	$(89,700)	$57,136,600

Share-based compensation	-	-	-	754,300	-	754,300
Exercise of stock options	134,800	74,900	-	-	-	74,900
Options converted into cash	-	38,400	-	(38,400)	-	-
Unrealized loss on available for sale securities	-	-	-	-	(17,500)	(17,500)
Debentures converted into shares (Note 15)	2,000,000	1,025,000	-	(86,600)	-	938,400
Shares issued for Pinson purchase (Note 15)	15,000,000	11,333,500	-	-	-	11,333,500
Shares issued for debt financing (Note 15)	1,049,100	714,700	-	-	-	714,700
Shares issued for warrants exercised	188,300	122,900	-	-	-	122,900
Foreign exchange gain	-	-	-	-	649,400	649,400
Net income	-	-	15,084,400	-	-	15,084,400

Balances, December 31, 2011	117,374,600	$104,287,100	$(23,028,200)	$4,990,500	$542,200	$86,791,600

Share-based compensation	-	-	-	922,400	-	922,400
Exercise of stock options	1,286,800	1,058,900	-	(721,400)	-	337,500
Unrealized loss on available for sale securities	- -	-	-	-	(46,200)	(46,200)
Reclassification adjustment for gains included in net (loss) income	-	-	-	-	10,500	10,500
Shares issued to Sprott for extension of debt financing terms (Note 15)	-618,600	-600,500	-	-	-	600,500
Shares issued for warrants exercised (Note 15)	8,459,900	4,849,200	-	1,110,900	-	5,960,100
Equity issued as financing, net (Note 15)	17,250,000	15,995,400	-	335,100	-	16,330,500
Foreign exchange loss	-	-	-	-	(424,400)	(424,400)
Net income	-	-	6,886,000	-	-	6,886,000

Balances, December 31, 2012	144,989,900	$126,791,100	$(16,142,200)	$6,637,500	$82,100	$117,368,500

The accompanying notes are an integral part of these consolidated financial statements.

7

ATNA RESOURCES LTD. AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CASH FLOWS

Reported in US Dollars

For the Years Ended December 31

	Notes	2012	2011	2010
Cash flows from operating activities:
Net income (loss)		$6,886,000	$15,084,400	$(5,891,900)
Adjustments to reconcile net income (loss) to net cash and cash equivalents provided by (used in) operating activities:
Depreciation - G&A		68,700	113,200	119,500
Depreciation and amortization - cost of sales	18	8,095,100	7,548,700	5,395,800
Amortization of gold bond discount	12	338,600	547,100	754,700
Unrealized (gain) loss gain on derivatives	8	(1,111,700)	313,500	1,984,000
(Gain) loss on sales of investments available-for-sale		(87,900)	(205,800)	213,200
Loss (gain) on asset disposals and exchanges		352,400	(581,300)	34,100
Deferred income tax benefit		95,500	(9,467,000)	-
Income from insurance settlement reclassified to investing activities	22	(251,800)	-	-
Share-based compensation expense	16	922,400	754,300	518,200
Provision for asset retirement obligation	9	392,800	(136,500)	(410,500)
Accretion of asset retirement obligation	9	375,100	433,200	487,500
Changes in operating assets and liabilities:
Increase in inventories		(4,001,000)	(2,644,600)	(4,045,500)
Decrease in prepaid and other assets		2,807,500	2,426,400	870,100
(Decrease) increase in accounts payable and accrued liabilities		(118,600)	1,786,000	218,600
Decrease in asset retirement obligations	9	(1,172,600)	(472,900)	(507,300)
Total adjustments		6,704,500	414,300	5,632,400

Net cash and cash equivalents provided by (used in) operating activities		13,590,500	15,498,700	(259,500)

Cash flows from investing activities:
Purchases and development of property and equipment		(21,705,700)	(9,929,500)	(1,558,300)
Capitalized loan interest		(2,161,400)	(700,100)
Preproduction gold sales		1,353,100	-	-
Additions of stripping activity assets		(540,500)	(4,033,900)	(4,481,300)
Pinson purchase price	20	-	(15,000,000)	-
Proceeds from insurance settlement	22	435,800	-	-
Decrease (increase) in restricted cash	6	391,000	(686,700)	(988,400)
Proceeds from sale of investments available-for-sale		833,600	465,600	258,900
Proceeds from sale of property and equipment		135,800	471,500	287,600
Net cash and cash equivalents used in investing activities		(21,258,300)	(29,413,100)	(6,481,500)

Cash flows from financing activities:
Options exercised		337,400	74,900	101,800
Warrants exercised		5,960,100	122,900	-
Issuance of equity, net of transaction costs		16,330,500	-	8,292,900
Loan funding net of lender's fee		-	20,098,900	-
Repayments of notes payable	10	(1,083,100)	(1,946,000)	(194,600)
Repayments of gold bonds	12	(3,625,000)	(3,625,000)	(3,625,000)
Repayments of finance lease obligations	11	(865,800)	(418,400)	(1,314,000)

Net cash and cash equivalents provided by financing activities		17,054,100	14,307,300	3,261,100

Effect of exchange rate changes on cash and cash equivalents		(6,500)	(23,000)	12,800
Net increase (decrease) in cash and cash equivalents		9,379,800	369,900	(3,467,100)
Cash and cash equivalents, beginning of period		9,963,100	9,593,200	13,060,300

Cash and cash equivalents, end of period		$19,342,900	$9,963,100	$9,593,200

The accompanying notes are an integral part of these consolidated financial statements.

8

ATNA RESOURCES LTD. AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CASH FLOWS, continued

Reported in US Dollars

For the Years Ended December 31

		2012	2011	2010
Supplemental disclosures of cash flow information:

1.	Interest paid	$2,772,500	$2,010,200	$2,650,500

Supplemental disclosures of noncash activity:

1.	Capitalized leases for mining equipment	$1,719,400	$2,036,200	$2,248,200

2.	Notes payable for mining equipment	$1,527,600	$-	$-

3.	Komatsu capitalized leases refinanced (reduction of capitalized leases)	$-	$-	$(2,935,700)

4.	Komatsu capitalized leases refinanced as notes payable	$-	$-	$3,162,100

5.	Marketable securities received for option payments and property	$144,900	$615,700	$265,900

6.	Depreciation processed through inventory	$8,095,100	$7,548,700	$5,395,800

7.	Amortized Sprott debt-transaction-cost recorded in capitalized interest	$764,600	$383,400	$-

8.	Issued shares for exercise of options	$721,400	$30,700	$14,700

9.	Issued 15,000,000 shares for purchase of Pinson	$-	$11,333,500	$-

10.	Issued shares converted from debentures	$-	$938,400	$33,100

11.	Issued 1,049,119 shares for Sprott credit agreement	$-	$714,700	$-

12.	Issued 618,556 shares for Sprott extension of credit agreement	$600,500	$-	$-

The accompanying notes are an integral part of these consolidated financial statements.

9

ATNA RESOURCES LTD.

NOTES TO THE ANNUAL CONSOLIDATED FINANCIAL STATEMENTS

1.	Nature of operations:

Atna Resources Ltd. was incorporated in British Columbia in 1984. The corporate-management office is located in Golden, Colorado. References to “Atna Resources,” “Atna,” and the “Company,” all mean Atna Resources Ltd. inclusive of all the wholly-owned and majority-owned subsidiaries of Atna Resources Ltd., or any one or more of them, as the context requires.

The Company is involved in all phases of the mining business including exploration, preparation of feasibility studies, development, permitting, construction, operation and final closure of mining properties. Atna’s ongoing efforts are focused primarily on precious metals in the western United States (“US”). The Company conducts a portion of its mineral exploration activities through joint ventures with other companies.

The Company is presently operating one gold mine, Briggs, and using the cash flows from this mine to develop the Company’s other gold properties. Briggs is located in southeastern California and commenced gold production in July 2009. Briggs produced and sold approximately 35,700 ounces of gold during 2012, at an average gold price of $1,667 per ounce. As of December 31, 2012, the Company had net working capital (current assets less current liabilities) of $14.3 million.

Development efforts in 2012 were principally focused on the underground mine at Pinson where the Company began mining gold ore in August 2012. Development, construction, and ramp-up are continuing at this time. The Pinson project will transition from being a development project to an operating mine upon attaining commercial production levels. Pinson is located near Winnemucca, in Humboldt County, Nevada.

Development at the Reward gold mine, a permitted mine site near Beatty, Nevada, is continuing. A Phase I drilling program was completed in March 2013 at Reward to provide additional information for initial pit design and to ensure that the ore zones do not extend under the planned plant and leach pad construction areas. The Company’s strategy is to sequentially develop mining properties, commencing with construction of the Reward mine once Pinson has achieved positive cash flow and the cash generated from both Briggs and Pinson has first been used to strengthen Atna’s balance sheet.

A study to determine the economic feasibility of developing an open pit mine adjacent to the Pinson-underground mine began in late 2012 and is continuing. This study will determine whether to commence the permitting process for development of a new Pinson open pit mine.

Metallurgical-sample drilling, environmental assessment studies and other data collection were completed in 2012 at the Columbia gold project located near Lincoln, in Lewis and Clark County, Montana. Additional work to determine the feasibility of the Columbia gold project will be required.

The Kendall Mine (“Kendall”), located near Lewistown, Montana, is in the final stage of reclamation and closure activities. Remaining closure activities principally involve completion of a final-closure Environmental Impact Study, the process having been agreed upon in April 2012. Final earthwork was completed at the site in the third quarter 2012 with the placement of top soil over former leach-pad areas. Ongoing work consists of the monitoring and treatment of water.

10

2.	Accounting policies:

Statement of compliance

These consolidated financial statements have been prepared in accordance with International Financial Reporting Standards (“IFRS”) and interpretations as issued by the International Accounting Standards Board (“IASB”). These consolidated financial statements were approved for issue on March 19, 2013, by the Board of Directors.

Consolidation principles

The Company’s consolidated financial statements include the accounts of Atna and its consolidated subsidiaries. Atna’s wholly-owned subsidiaries are: Canyon Resources Corporation (“Canyon”); Atna Resources, Inc. (“Pinson”); CR Briggs Corporation (“Briggs”); CR Reward Corporation (“Reward”); CR Kendall Corporation (“Kendall”); Canyon Resources (Jersey) Inc.; Horizon Wyoming Uranium Inc., and CR Montana Corporation. All intercompany balances and transactions have been eliminated in the consolidated financial statements. The Company consolidates subsidiaries where it has control. Control is achieved when the Company has the ability to exercise significant control over the decisions of the entity through voting rights or other agreements.

Joint Arrangements: A joint arrangement is a business agreement between parties to develop or operate a specific project or business for the mutual benefit of the parties; sharing in investments, profits, and risks. The parties to the joint arrangement exercise joint control, based on the terms of the agreement, over the entity (a “joint venture”) or over assets and obligations (a “joint operation”). Joint ventures are accounted for using the equity method of accounting. Joint operations recognize assets, liabilities, revenues and expenses in relation to their interests in the joint operation.

Segment Reporting

The Company currently operates as one business segment. Management currently makes strategic decisions based on the consolidated results of the Company. The Company has one operating mine which provides the bulk of the operating cash flows for sustaining the Company’s other operations. Should the Company establish multiple operating mines in commercial production, it is anticipated each mining operation will form a separate reporting segment.

Management estimates, assumptions, and judgments

Certain amounts included in or affecting the Company’s consolidated financial statements and related disclosures must be estimated, requiring that certain assumptions and judgments be made with respect to values or conditions that cannot be determined with certainty at the time that the consolidated financial statements are prepared. Therefore, the reported amounts of the Company’s consolidated assets and liabilities, revenues and expenses, and associated disclosures with respect to contingent assets and obligations are necessarily affected by these estimates.

The Company evaluates these estimates on an ongoing basis, utilizing historical experience, consultation with experts, and other methods considered reasonable in the particular circumstances. Nevertheless, actual results may differ significantly from the Company’s estimates. The more significant areas requiring the use of management estimates and assumptions relate to mineral reserves that are the basis for future cash flow estimates and units-of-production amortization; determination of deferred stripping costs related to development and production; completion of technical and feasibility studies; cash flow estimates; the recoverability and timing of gold production from the heap leach process affecting gold inventories; the collectability and timing of payments by third parties on the value of ores or gold sold; environmental, reclamation and closure obligations; asset impairments, or the lack thereof; fair value of share-based compensation; fair value of financial instruments and nonmonetary transactions; and future profitability affecting deferred tax assets and liabilities.

11

Judgment is exercised in the process of applying the Company’s accounting policies and in determining what would have a significant impact upon the financial statements. Judgments include: classification of leases as finance or operating, classification of financial instruments, timing of revenue recognition, timing of attainment of commercial production levels, the probability of benefits from exploration or development activities, whether a triggering event has occurred indicating possible impairment of an asset, and the probability of contingencies.

Prior period reclassifications

Certain prior period items have been reclassified in the consolidated financial statements to conform to the current presentation. “Supply Inventories” are presented separately as a current asset whereas they were previously included in “Prepaids and other current assets”. “Additions of stripping activity assets” was reclassified from “Decrease (increase) in prepaid and other assets” within the operating activities section of the Consolidated Statements of Cash Flows to the investing activities section.

Cash and cash equivalents

Cash and cash equivalents include cash and highly liquid investments with a maturity of three months or less at the date of acquisition. Carrying amounts approximate fair value based on the short-term maturity of the instruments.

Inventories

Inventory includes recoverable and payable gold in stockpiled ores, in ores being processed on a leach pad, in the Briggs processing plant, at third-party processing plants, and at a third-party refinery. The Company’s inventories are recorded at the lower of weighted average cost or net realizable value. The weighted average cost of all gold inventories include direct production costs, applicable overhead and depreciation, depletion and amortization incurred to bring the gold to its current point in the production cycle. General and administrative costs for the corporate office are not included in inventory. Adjustments to net realizable value are reported in current period costs. Write-downs of inventory on hand are reversed in the event that there is a subsequent increase in net realizable value.

Recoverable gold ounces are calculated by multiplying the estimated future recovery-rate by the contained ounces of gold. When inventory is to be processed by a third-party, payable gold ounces are calculated by multiplying the estimated future payable-rate by the contained ounces of gold. The payable-rate is the contractual percentage of gold due the Company from the processor, net of any recovery-loss and net of any contractual retention due to the processor.

Ore stockpiled - Briggs represents mined gold ore that is awaiting processing. Ore stockpiled – Pinson represents gold ore that has been extracted from the mine and is awaiting third-party processing or sale. Gold ore that is currently being treated on a leach pad and in processing plants represents in-process inventory. Doré bars at processing plants and refineries and refined gold represent additional finished goods inventory. Contained recoverable and payable gold ounces are saleable as ore, doré, or refined gold, and in all cases are removed from inventory when title passes to a buyer.

Materials and supplies inventories consist mostly of equipment parts, fuel, lubricants, and reagents to be consumed in mining and ore processing activities. Materials and supplies inventories are presented separately within current assets.

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Exploration expenditures

The following schedule provides details of the Company’s exploration expenditures for the periods ended

December 31:

	Twelve months ended
	2012	2011	2010
Exploration expenditures:
Briggs	$748,800	$1,505,500	$119,900
Pinson	366,900	214,300	490,400
Reward	381,800	1,679,300	580,600
Columbia	669,100	144,400	190,000
Clover	-	-	83,800
Other	(11,600)	40,800	98,100
Total exploration expenditures	2,155,000	3,584,300	1,562,800

Less: Capitalized Briggs and Reward drilling and related expenditures	421,700	2,949,400	454,100

Exploration expense on statement of operations	$1,733,300	$634,900	$1,108,700

Expensed exploration expenditures relate to the costs of locating, defining and evaluating projects that may develop into mineral resources. Exploration activities generally include prospecting, sampling, mapping, drilling, land holding costs and other work related to the search for mineralized material.

Exploration expenditures are expensed unless management determines that the expenditures have a reasonable probability of producing future economic benefits. The portions of acquisition, drilling and assessment costs to develop mineral resources and reserves that have been determined to have future economic benefits are classified as development costs and capitalized. Such capitalized development costs include: infill drilling and sampling; detailed geological and geo-statistical modeling; and feasibility studies. Capitalized exploration expenditures are classified as investing activities in the statement of cash flows.

Capitalized development costs

Costs incurred to prepare a property for production that are probable of having future economic benefits are capitalized as development. When a new mine is developed and first commences operations, operating costs and any revenues are also capitalized as development until commercial production levels are achieved. “Commercial production” is determined by the unique nature of each mine and is impacted by the complexity of the project, whether the mine is operating in the manner intended by management, the percentage of capacity achieved, the ability to sustain ongoing production, whether the mine is economically self-sustaining, and many other factors. Costs incurred to construct tangible assets are capitalized within property, plant and equipment.

Development, including deferred stripping for an open pit mine and primary ramp and access development in an underground mine, is depreciated using the units-of-production (“UOP”) method. Development assets are depreciated over the tons of ore mined relative to the tons or ore reserves or over the ounces of gold produced relative to the recoverable ounces of gold reserves, as deemed most appropriate in the circumstances. Depreciation does not commence until commercial production is achieved by the related mining asset.

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Deferred Stripping Costs for Open Pit Mines: The costs of removing barren waste rock during the pre-production phase of mine development are considered development costs. Pre-production stripping costs are capitalized in property, plant, mine development and mineral interests. Related cash flows are included in investing activities.

Stripping Activity Assets for Open Pit Mines: The costs of removing barren waste rock during the production phase of mining are included in the costs of inventory produced in the period in which they are incurred, except when three conditions are met: (1) it is probable that the stripping activity will have a future economic benefit, (2) the component of an ore body for which access has been improved has been identified, and (3) the costs related to the improved access to that component can be measured reliably. Costs meeting these three criteria are capitalized as “stripping activity assets.” Stripping activity assets are amortized using the UOP method, based on the estimated ore tons contained in the newly benefited area. This amortization of stripping activity assets is assigned to inventory and flows though cost of sales as a cash operating cost as the inventory is reduced. Cash flows related to stripping activity assets are included in investing activities.

Impairment evaluations

Producing mines, property costs, capitalized exploration, intangible assets and any other significant non-financial assets are tested for impairment when events or changes in circumstances indicate that the carrying amount may not be fully recoverable. The assets are grouped at the lowest levels of separately identifiable cash flows (cash generating unit, “CGU”) for measuring recoverable amounts. The recoverable amount is the higher of an asset’s fair value less selling costs and value-in-use. The value-in-use is the present value of the expected future cash flows of the CGU. Impairment is recognized in the statement of operations for the amount that the asset’s carrying amount exceeds its recoverable amount. Impairments are reversed if the conditions that gave rise to the impairment are no longer present and the assets are no longer impaired as a result. The Company determined that there was no impairment or reversal of impairments of assets at December 31, 2012 or 2011.

Non-current liabilities

Long-term debt instruments are recorded at amortized cost, net of debt issuance costs incurred and net of amortization of these issuance costs. Debt issuance costs are deferred and amortized using the effective interest rate method.

Asset retirement obligations

Asset retirement obligations (“AROs”) are recognized at the time of environmental disturbance in amounts equal to the discounted value of expected future reclamation cash outflows. The discount rate is updated annually at the reporting date to an estimated current market-based rate considering the timing and risks specific to the liability. The estimated future costs are based primarily upon existing environmental and regulatory requirements of the various jurisdictions in which we operate. Cash expenditures for environmental remediation and closure are charged as incurred against the liability. When the liability is increased, an asset is also recognized if the related disturbances have a future benefit. If the liability is increased for a property that is already closed or if the related disturbance is not expected to have a future benefit, an expense provision is recognized. If the liability is decreased for a property that is already closed or for a property that has been fully depreciated, then an income recovery provision is recognized.

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Financial instruments

Held-to-maturity investments, loans, receivables and other financial liabilities are measured at amortized cost. Held-for-trading financial assets and liabilities and available-for-sale financial assets are measured at fair value. Derivative financial instruments are recorded at fair value, unless exempted as a normal purchase and sale arrangement. Changes in fair value of derivative financial instruments are recorded in earnings unless the instruments are designated and meet the requirements for accounting treatment as a hedge. The Company has not designated its derivative contracts as hedges and therefore does not employ hedge accounting. The Company has determined the estimated fair values of its financial instruments based on appropriate valuation methodologies as of the balance sheet dates; however, considerable judgment is required to develop these estimates. Realized gains and losses on financial instruments are disclosed within operating cash flow.

The three levels of the fair value hierarchy are:

•	Level 1 – Unadjusted quoted prices in active markets for identical assets or liabilities;
•	Level 2 – Inputs other than quoted prices that are observable for the asset or liability either directly or indirectly; and
•	Level 3 – Inputs that are not based on observable market data.

The following table provides a comparison of fair values and carrying values as of December 31:

			2012		2011
			Estimated	Carrying	Estimated	Carrying
	Category	Level	Fair Value	Value	Fair Value	Value

Financial assets:
Cash and cash equivalents	Available-for-sale	N/A	$19,342,900	$19,342,900	$9,963,100	$9,963,100
Restricted cash	Loans and receivable	1	4,964,400	4,964,400	5,743,800	5,743,800
Investments	Available-for-sale	1	83,900	83,900	323,900	323,900
Total financial assets			$24,391,200	$24,391,200	$16,030,800	$16,030,800

Financial liabilities:
Accounts payable and accrued liabilities	At amortized cost	N/A	$7,153,400	$7,153,400	$4,411,100	$4,411,100
Derivative liabilities	Held-for-trading	2	1,733,500	1,733,500	2,845,100	2,845,100
Notes payable	At amortized cost	2	22,511,300	22,511,300	21,479,100	21,479,100
Gold bonds, net of discount	At amortized cost	2	3,494,800	3,494,800	6,781,200	6,781,200
Finance leases	At amortized cost	N/A	3,330,900	3,330,900	2,477,300	2,477,300
Total financial liabilities			$38,223,900	$38,223,900	$37,993,800	$37,993,800

The value of warrants issued by the Company is a non-recurring fair value estimate determined using Level 3 inputs. The brokers’ warrants issued in 2012 were determined to have a fair value of C$0.3 million using a Black-Scholes model and based on the Company’s share price at issuance, an expected life of 1.5 years, expected volatility of 55 percent, and a risk-free rate of 0.22 percent.

The following table presents the Company’s nonfinancial liabilities that were measured at fair value on a recurring basis by level within the fair value hierarchy as of December 31:

	2012			2011
	Level 1	Level 2	Level 3	Level 1	Level 2	Level 3

Liabilities:
Asset retirement obligations	$-	$-	$4,582,200	$-	$-	$6,047,600

The Company uses estimated amounts and timing for expected future reclamation costs, the current market-based discount rate in consideration of the risks specific to the liability, and estimated future inflation to determine AROs. Accordingly, the ARO fair value is based on unobservable pricing inputs and is included with the Level 3 fair value hierarchy. There were no Level 1 or Level 2 fair value estimates. See Note 9 for additional information and the ARO roll-forward.

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Revenue recognition

Revenues are recognized when title and risk of ownership pass to the buyer, which is determined by contract; the price is fixed or determinable; and collection is reasonably assured. Briggs produces gold and silver in doré form and ships the doré to a refinery for further processing, after which the refined gold and silver are sold. For a financing fee, Briggs can sell the precious metals immediately after acceptance by the refinery. Pinson produces and sells gold-bearing oxide ore, based on recoverable contained gold, to a third-party under contract. Pinson sends gold-bearing-sulfide-ore to a processor who, under contract, then processes the ore for a fee and buys the gold produced.

Share based compensation

Under the Company’s Stock Option Plan (see Note 16), common share options may be granted to executives, employees, consultants and directors. Share-based compensation is recorded as a general and administrative expense with a corresponding increase in the contributed surplus equity account.

The stock option expense is based on the fair value of the options at the time of grant, adjusted for estimated future forfeitures based on historical data, and is recognized over the estimated vesting periods of the respective options. This expense is adjusted quarterly based on actual forfeitures. Consideration paid to the Company upon exercise of options is credited to share capital.

Income Taxes

Income taxes comprise the provision for or recovery of taxes paid and payable in the future. Deferred income tax assets and liabilities are computed using income tax rates in effect when the temporary differences are expected to reverse. The effect on the future tax assets and liabilities of a change in tax rates is recognized in the period of rate change. The provision for or the recovery of future taxes is based on the changes in future tax assets and liabilities during the period. In estimating future income tax assets, an unrecognized deferred tax asset is provided to reduce the future tax assets to amounts that are more likely than not to be realized.

Foreign currency translation

The Company operates primarily in the US. The functional currency of the Company’s US subsidiaries is USD and the functional currency of Atna Resources Ltd. is CAD. As such, foreign currency translation for financial reporting purposes is only required for Atna Resources Ltd. The carrying value of assets and liabilities are translated to US dollars at the rate of exchange prevailing at the balance sheet date. Equity is translated at historic rates. Revenue and expense items are translated at the average rate of exchange during the period. All resulting translation gains or losses are included as a separate component of other comprehensive income (loss).

Recently issued Financial Accounting Standards that may impact the Company

IFRS 9 – Financial Instruments – On November 12, 2009, the IASB issued IFRS 9 Financial Instruments as the first step in its project to replace International Accounting Standard (“IAS”) 39 Financial Instruments: Recognition and Measurement. IFRS 9 retains but simplifies the mixed measurement model and establishes two primary measurement categories for financial assets: amortized cost and fair value. The basis of classification is made at the time the financial asset is initially recognized, namely when the entity becomes a party to the contractual provisions of the instrument. IFRS 9 amends some of the requirements of IFRS 7 Financial Instruments: Disclosures including additional disclosures about investments in equity instruments measured at fair value in other comprehensive income, and guidance on financial liabilities and de-recognition of financial instruments. Although early adoption is permitted, in December 2011, the IASB issued an amendment that adjusted the mandatory effective date of IFRS 9 from January 1, 2013 to January 1, 2015. The Company is currently determining the impact of adopting IFRS 9.

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IFRS 10 – Consolidated Financial Statements – On May 12, 2011, the IASB issued IFRS 10 Consolidated Financial Statements, which supersedes SIC-12 Consolidation – Special Purpose Entities. IFRS 10 establishes principles for the presentation and preparation of consolidated financial statements when an entity controls one or more other entities. It requires a parent entity to present consolidated financial statements, define the principle of control to identify whether it must consolidate an investee, and set out the accounting requirements for the preparation of consolidated financial statements. Management has determined this has no present bearing on the Company.

IFRS 11 – Joint Arrangements – On May 12, 2011, the IASB issued IFRS 11 Joint Arrangements, which supersedes SIC-12 Jointly Controlled Entities – Non-Monetary Contributions by Venturers. The core principle of IFRS 11 is that a party to a joint arrangement determines the type of joint arrangement by assessing its rights and obligations and accounts for those rights and obligations, rather than accounting for the legal form of the arrangement. IFRS 11 must be applied starting January 1, 2013, with early adoption permitted. Management has early-adopted the standard and has determined adoption requires no changes to the already existing Company practices.

IFRS 12 – Disclosure of Interests in Other Entities – On May 12, 2011, the IASB issued IFRS 12 Disclosure of Interests in Other Entities. IFRS 12 requires a parent company to disclose information that enables users of financial statements to evaluate the nature of, and risks associated with, its interests in other entities and the effects of those interests on its financial position, financial performance and cash flows. IFRS 12 must be applied starting January 1, 2013, with early adoption permitted. Management has early-adopted the standard and has determined adoption has no present impact on the Company.

IFRS 13 – Fair Value Measurement – On May 12, 2011, the IASB issued IFRS 13 Fair Value Measurement. IFRS 13 defines fair value, sets out a single IFRS framework for measuring fair value, and requires disclosures about fair value measurements, based on a fair value hierarchy. IFRS 13 must be applied starting January 1, 2013, with early adoption permitted. Management has early-adopted the standard and has determined adoption has no present impact on the Company.

IFRIC 20 – Stripping Costs in the Production Phase of a Surface Mine – In October 2011, the IASB issued IFRIC 20 Stripping Costs in the Production Phase of a Surface Mine. IFRIC 20 provides guidance on the accounting for the costs of stripping activity in the production phase of surface mining when two benefits accrue to the entity from the stripping activity: usable ore that can be used to produce inventory and improved access to further quantities of material that will be mined in future periods. The Company adopted IFRIC 20 Stripping Costs in the Production Phase of a Surface Mine on the Company’s opening IFRS balance sheet date of January 1, 2010.

3.	Investments available-for-sale:

Investments available-for-sale are recorded at fair value at each period-end. Changes in fair value are recorded in equity as other comprehensive income or loss, and purchases and sales are reported as investing activities in cash flows. As of December 31, 2012 and 2011, the fair values of the investments were $0.1 million and $0.3 million, respectively. The changes in fair value for the years ended December 31, 2012 and 2011 were each less than $0.1 million and the change in fair value for the year ended December 31, 2010 was $0.3 million.

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4.	Gold inventories:

Gold inventories are carried at the lower of weighted average cost or net realizable value less estimated costs of completion. Gold inventories consisted of the following categories as of December 31:

	2012	2011
Ore stockpile - Briggs	$-	$330,200
Ore stockpile - Pinson	1,363,700	-
Leach pad - Briggs	13,961,400	11,784,000
Process plant - Briggs and refinery	4,389,800	2,621,300
Total gold inventories	$19,714,900	$14,735,500

Lower of cost or market adjustments	$-	$-

5.	Property, plant, mine development, and mineral interests, net, as of December 31:

		2012
	Depreciation	Asset Value	Accumulated	Net Book
	Method	at Cost	Depreciation	Value
Buildings and equipment	1 - 5 Years SL	$35,748,100	$17,818,500	$17,929,600
Mine development	UOP	30,054,900	3,082,300	26,972,600
Deferred stripping	UOP	3,947,400	2,346,500	1,600,900
Mineral interest	UOP	56,276,700	3,485,000	52,791,700
Asset retirement cost	UOP	1,107,000	326,800	780,200
		$127,134,100	$27,059,100	$100,075,000

		2011
	Depreciation	Asset Value	Accumulated	Net Book
	Method	at Cost	Depreciation	Value
Buildings and equipment	1 - 5 Years SL	$31,429,700	$11,847,100	$19,582,600
Mine development	UOP	7,555,400	2,253,400	5,302,000
Deferred stripping	UOP	3,947,400	1,873,000	2,074,400
Mineral interest	UOP	56,304,200	2,719,800	53,584,400
Asset retirement cost	UOP	2,167,600	229,800	1,937,800
		$101,404,300	$18,923,100	$82,481,200

The increase in net book value of mine development from $5.6 million as of December 31, 2011 to $27.0 million as of December 31, 2012 was due primarily to development of the Pinson mine.

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A roll-forward of property, plant, mine development, and mineral interests, net, for the twelve months ended December 31, 2012 follows.

	Briggs (a)	Reward (b)	Columbia (c)
Beginning balance, January 1, 2012	$28,356,300	$10,646,500	$9,031,400

Acquisition/development capitalized	5,025,600	107,600	-
Depreciation and amortization	(8,140,700)	(19,900)	-
Pre-production Sales	-	-	-
Dispositions	(536,600)	-	-
ARO adjustments and effect of foreign exchange rates	229,600	112,400	-
Transfers	34,400	-	-
Net change in the period	(3,387,700)	200,100	-

Ending balance, December 31, 2012	$24,968,600	$10,846,600	$9,031,400

	Pinson (d)	Other (e)	Total
Beginning balance, January 1, 2012	$29,874,400	$4,572,600	$82,481,200

Acquisition/development capitalized	23,915,500	177,600	29,226,300
Depreciation and amortization	(337,500)	(48,800)	(8,546,900)
Pre-production Sales	(1,353,100)	-	(1,353,100)
Dispositions	-	(135,600)	(672,200)
ARO adjustments and effect of foreign exchange rates	(1,402,700)	400	(1,060,300)
Transfers	-	(34,400)	-
Net change in the period	20,822,200	(40,800)	17,593,800

Ending balance, December 31, 2012	$50,696,600	$4,531,800	$100,075,000

(a)	Briggs Mine, California:

Briggs is located on the west side of the Panamint Range near Death Valley, California. Briggs commenced commercial production in July 2009. Four satellite properties located approximately four miles north of Briggs are included. These satellite properties are known as the Cecil R, Jackson, Mineral Hill, and Suitcase.

(b)	Reward Project, Nevada:

Reward is located in Nye County about 5.5 miles south-southeast of Beatty, Nevada. Reward has received all major development permits and some infrastructure development has been completed. Development at the Reward gold project, a permitted mine site near Beatty, Nevada, is continuing. Most of the property is subject to a three percent net smelter return (“NSR”) royalty. A NSR is a defined percentage of the gross revenues paid to others by a mining operator, less a proportionate share of incidental transportation, insurance, refining and smelting costs.

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(c)	Columbia Property, Montana:

Columbia is located seven miles east of Lincoln and 45 miles northwest of Helena, in Lewis and Clark County, Montana. Columbia is held for future development. The Company commenced data collection for a feasibility study in mid-2012 and such work will continue in future periods. The patented claims are subject to NSR royalties that range from zero percent to six percent.

(d)	Pinson Mine, Nevada:

Pinson is located in Humboldt County, Nevada, about 30 miles east of Winnemucca. The property is located on the prolific Getchell Gold Belt where it intersects the north end of the Battle Mountain-Eureka trend.

Pinson-underground began mining ore while still in a development phase in August of 2012; and Pinson-underground is presently continuing to ramp-up and actively develop. An NI 43-101 compliant mineral reserve estimate was published in the second quarter of 2012, providing a forward-looking mine plan and a declaration of proven and probable reserves. On February 5, 2013, Pinson-underground received a “large-mine” operating permit allowing an increase in mining rates of up to 400,000 tons of ore per year.

The Pinson Mine property also contains resources in an open-pit area that remain subject to further study to determine the economic feasibility of development. Drilling and metallurgical tests were commenced in this area in 2012.

(e)	Other Properties:

Clover Property, Nevada: The Clover gold exploration property (“Clover”) is situated approximately 42 miles northeast of Winnemucca in Elko County, north-central Nevada. Clover has a capitalized basis of $0.1 million. The Company has a 100 percent interest in 22 claims on Clover, subject to a three percent NSR royalty. The Company is considering alternatives that would allow continued exploration at this property and is seeking joint venture partners.

Mineral Rights, Montana: The Company owns a package of approximately 900,000 acres of widely distributed fee mineral rights in the western part of the state of Montana. The capitalized basis of these properties was $2.1 million and $2.3 million, respectively at the end of 2012 and 2011.

CR Montana, Bluebird Prospect, Granite County, Montana: The Company has 98 unpatented claims on federal land, approximately 2,000 acres, in Granite County, Montana. Bluebird principally represents copper prospects. Six of the 98 claims were added in 2012. The capitalized basis of the property is $0 at the end of 2012 and 2011.

Adelaide and Tuscarora Properties, Nevada: Adelaide is located about 30 miles south of Winnemucca, Nevada and Tuscarora is located about 48 miles south of Elko, Nevada. These properties have a capitalized basis of $0. The properties are operated by Wolfpack Gold Corp. Atna retains a NSR of up to 1.4 percent but not less than 0.5 percent on both the Adelaide and Tuscarora gold prospects. When a positive production decision has been made, Atna may receive an additional production payment equivalent to $2.50 per ounce of gold or gold equivalent ounce based on the established reserves or measured and indicated ounces at that time, but not less than $250,000 for each property.

CR Kendall Lands, Montana: The Company owns approximately 800 acres of fee simple lands located at Kendall near Lewistown, Montana. The capitalized basis of the property was $0.8 million at the end of 2012 and 2011.

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Uranium Joint Venture, Wyoming: The capitalized basis of this property is $1.0 million. In August 2006, the Company joined with Uranium One Exploration USA Inc, (“Uranium One”) to form the Sand Creek Joint Venture (“Sand Creek JV”). The area of interest for the Sand Creek JV covers an area of approximately 92,000 acres, located southeast of Douglas, Wyoming. In June 2009 and as amended in December 2012, the Company entered into a Supplemental Agreement (the “Supplemental Agreement”) under which Uranium One assumed the role of project manager and may spend up to $1.6 million before June 30, 2013 to increase its interest in the project from 30 percent to 51 percent. As of December 31, 2012, Uranium One reports having spent $1.1 million of the $1.6 million, and having increased their interest to 39.3%. If by June 30, 2013, Uranium One does not earn up to a 51 percent interest in the Sand Creek JV, then the Company will assume the role of operator in the project. At termination or completion of the Supplemental Agreement, the Sand Creek JV will remain effective and the parties’ operating interests will be set in proportion to the amount of their respective expenditures or the 51/49 percent stipulated interest, respectively.

Canadian Properties, Yukon and British Columbia: The capitalized basis of these properties is less than $0.1 million at the end of 2012 and 2011.

In April 2011, the Company entered into an agreement to option the Uduk Lake gold prospect in the Yukon to Canarc Resource Corporation (TSX:CCM) (“Canarc”). Under the option, Canarc can acquire 100 percent interest in the Uduk claims by making option payments of $750,000 over a four year period ending in April 2015 and granting the Company a two percent NSR. The Uduk claims are located in the Windfall Hills area, located 65 kilometers south of Burns Lake, Yukon.

In July 2011, the Company entered into option agreements to sell the Wolf and Ecstall polymetallic exploration properties in the Yukon and British Columbia to Mindat Research, a private British Columbia Corporation.

The Wolf polymetallic prospect is located in the Pelly Mountains of southeastern Yukon. The property is currently held as a joint venture with Atna controlling 65.6 percent and Yukon Nevada Gold Corporation (TSX:YNG) controlling 34.4 percent. Mindat will make option payments totaling $1,375,000 over the four years ending in June 2015 that will be split by the venture partners according to their respective interests. The venture partners will also retain a 2 percent NSR position that will be allocated to their respective accounts. Mindat is current on its option payments for Wolf.

The Ecstall polymetallic prospect is located in the Skeena Mining District of British Columbia. Atna expects to receive $0.6 million in payments over the four years ending June 2016 and a NSR of between 0.5 percent and one percent, depending on underlying royalty structures. Mindat is current on its option payments.

6.	Restricted cash and marketable securities held in surety:

Restricted cash and marketable securities to bond and provide surety deposits meeting regulatory obligations consist of the following as of December 31:

	2012	2011
Kendall reclamation property (a)	$2,427,900	$2,345,500
Briggs mine (b)	1,813,300	1,914,300
Columbia property (b)	27,900	65,300
Reward project (b)	377,000	769,900
Pinson (b)	313,700	644,200
Other properties	4,600	4,600
Total restricted cash - Non-current	$4,964,400	$5,743,800

Mark to market adjustment included above	$-	$(7,400)

(a) $2.3 million is held directly by the Montana Department of Environmental Quality (“DEQ”), and $0.1 million is held in a bank trust benefiting a surety.

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(b) Held in bank trusts benefiting sureties and/or Inyo County, California. Trustees may invest funds in US Treasury instruments and certificates of deposit.

The decrease in the restricted cash balance of $0.8 million for the year ended December 31, 2012 principally resulted from the replacement of bonds consisting of cash with surety bonds issued by an insurer and for which the insurer required less collateral.

7.	Stripping Activity Assets:

The following schedule provides a roll-forward of the carrying values for production stripping costs for the twelve months ended December 31:

	2012	2011
Balance, beginning of the period	$5,896,500	$4,493,200
Stripping activity assets added	540,500	4,033,900
Amortization	(3,102,400)	(2,630,600)
Balance, end of the period	$3,334,600	$5,896,500

Striping activity assets are amortized using the UOP amortization method based on the life of the applicable pit.

8. Derivatives:

The Company had a $1.7 million and a $2.8 million derivative liability as of December 31, 2012 and December 31, 2011, respectively. These derivatives are embedded in the 2009 Gold Bonds (as defined in Note 12), and the fair value is reflective only of the derivative component of the 2009 Gold Bonds.

The December 31, 2012 fair values of the outstanding derivatives were determined using the following.

	Strike	Gold Price		Ounces	Fair Value	Discount
Hedging Contract	Price	at Period End		in 2013	Liability	Rate
Gold bond forwards	$1,113	$1,664	*	3,257	$1,733,500	12%
Embedded derivative (Note 12)

* London PM Fix on December 31, 2012

The remaining gold forward sales embedded in the 2009 Gold Bonds expire quarterly from March 31, 2013 to December 31, 2013 at a rate of 814 ounces per quarter. The Company believes that these outstanding contracts will be settled in the normal course of business. The Company’s policy is not to hedge more than 50 percent of the projected production and retain a 25 percent production reserve tail. At December 31, 2012, the outstanding hedge position covered less than 9 percent of the annual forward-looking gold production from the Briggs Mine. The net change in the fair value of the embedded derivatives will be positive to the Company when gold prices fall and will be negative when gold prices rise relative to the gold price on the date of the previous fair value calculation. Historical gains and losses on derivative positions follow.

	Twelve months ended December 31,
	2012	2011	2010
Realized (loss) on derivative	$(1,865,300)	$(1,545,100)	$(456,100)
Unrealized gain (loss) on derivative	$1,111,700	$(313,500)	$(1,984,000)

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9.	Asset retirement obligations:

An ARO is estimated to be the discounted present value of the estimated future costs required to remediate environmental disturbances. Included in this liability are the costs of closure, reclamation, demolition, and stabilization of the mines, processing plants, infrastructure, leach pads, waste dumps, and post-closure environmental monitoring and water treatment. While the majority of these costs will be incurred near the end of the mines’ lives, certain ongoing reclamation costs will be incurred prior to mine closure. Reclamation expenditures are recorded against the ARO liability as incurred. The ARO estimate is updated at least annually. The liabilities determined at year-end 2012 were based on a discount rate of 9.0 percent and a cost inflation index of 1.7 percent. The liabilities determined at year-end 2011 were based on a discount rate of 9.0 percent and a cost inflation index of 3.4 percent. The schedule for payments to settle the ARO liabilities currently runs through 2028.

Kendall has been closed and its activity is remediation. The Kendall ARO of $1.3 million is based on the estimated costs for capping and seeding, construction and maintenance of a water treatment system and costs to maintain the property during the reclamation period.

The following provides an analysis of the carrying values for AROs for all properties as of December 31:

	2012	2011
Balance, beginning of the period	$6,047,600	$4,619,300
Settlements	(1,172,600)	(472,900)
Accretion expense	375,100	433,200
Change in estimate	(667,900)	(30,300)
New obligation - Pinson acquisition	-	1,517,800
Effect of exchange rate on activity	-	(19,500)
Balance, end of the period	4,582,200	6,047,600
Less: asset retirement obligations - current	629,000	1,181,100

Asset retirement obligations - non-current	$3,953,200	$4,866,500

The net decrease in the “Change in estimate” of $0.7 million in 2012 resulted primarily from an updated reclamation study for the new Pinson-underground mine recognizing a lesser degree of disturbances and decreasing the Pinson liability by $1.4 million. This decrease for Pinson-underground was partially offset by increases in estimated future reclamation costs for Kendall, Briggs, and Reward.

Future estimated cash outflows required to settle AROs for all properties follow.

Anticipated spending per year (undiscounted):
2013	$675,400
2014	116,100
2015	118,200
2016	120,200
2017	1,288,300
Thereafter	5,818,700

Total	$8,136,900

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Asset retirement obligations are initially capitalized as part of the cost of the related project and are summarized below.

Asset Retirement Obligations

Capitalized by Property (net of depreciation):

	December 31,	December 31,
	2012	2011
Briggs Mine	$542,400	$405,300
Reward Project	127,100	14,700
Pinson	110,700	1,517,800

Total	$780,200	$1,937,800

Summary of Asset Retirement Obligations by Property:

	December 31,	December 31,
	2012	2011
Kendall Mine	$1,281,700	$1,900,000
Briggs Mine	2,625,400	2,198,000
Pinson Project	477,400	1,880,100
Columbia Project	50,800	37,900
Reward Project	146,900	31,600

Total	$4,582,200	$6,047,600

10.	Notes payable:

The following provides a roll-forward of notes payable as of:

	December 31	December 31
	2012	2011
Balance, beginning of the period	$21,479,100	$5,240,700
Principal payments	(1,083,100)	(1,921,500)
Conversions to equity	-	(943,700)
Discount for Sprott Amendment Fee	(600,500)	-
Notes Issued (includes Sprott Note)	1,527,500	19,414,100
Amortization of Discount	764,600	383,300
Foreign Exchange Effect	423,700	(693,800)
Balance, end of the period	22,511,300	21,479,100
Less: notes payable - current	20,945,600	19,908,600

Notes payable - non-current	$1,565,700	$1,570,500

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In August 2011, the Company issued a C$20 million note to Sprott Resource Lending Partnership (“Sprott”) to finance the acquisition and initial development of Pinson. Interest on principal balances accrues at an annual rate of nine percent per annum compounded monthly and payable quarterly. The term of this facility was for one year with an optional one-year extension based on meeting certain criteria and at Sprott’s discretion. Atna paid a structuring fee of $150,000 and, as consideration for advancing the facility, paid an arrangement fee of $0.7 million. The arrangement fee was payable in common shares of Atna determined on the basis of a price per share equal to a 10 percent discount to the five-day volume-weighted average trading price of the shares on the Toronto Stock Exchange immediately prior to the date the facility was advanced. The five-day volume-weighted average trading price per share was C$0.667 and the actual number of shares issued to Sprott was 1,049,119.

In February 2012, the Company reached an agreement with Sprott to extend the term of this credit facility with principal repayments due as follows: C$2.5 million due February 28, 2013, C$2.5 million due May 31, 2013, and the balance of C$15 million due August 31, 2013. As consideration for extending the credit facility Atna issued 618,556 common shares to Sprott.

In March 2013 (See Note 23 regarding Subsequent Events), the Company reached an agreement with Sprott to extend the term of the remaining $17.5 million balance with amortizing payments of $1.46 million due each month commencing September 2013 and ending in August 2014.

A summary of the Sprott credit facility follows, inclusive of a roll-forward through December 31, 2012.

		Transaction
	Sprott Note	Costs	Total
Issuance of note in August 2011	$20,421,300	$(1,037,100)	$19,384,200
Amortization of loan origination fees	-	383,300	383,300
Foreign exchange effect	(755,600)	37,700	(717,900)
Current balance, December 31, 2011	$19,665,700	$(616,100)	$19,049,600

Balance, beginning January 1, 2012	$19,665,700	$(616,100)	$19,049,600
Discount for Sprott amendment fee	-	(600,500)	(600,500)
Amortization of loan origination fees	-	764,600	764,600
Foreign exchange effect	436,800	(13,100)	423,700
Balance, end of period	$20,102,500	$(465,100)	19,637,400
Less: current liability net of transaction costs to be amortized at December 31, 2012			$19,637,400

Sprott note - non-current liability at December 31, 2012			$-

Interest expense and capitalized interest on Notes payable for the periods ended December 31, 2012, 2011 and 2010 follow.

	Twelve months ended December 31
	2012	2011	2010
Interest expense	$4,100	$210,200	$269,200
Interest expense capitalized to mine development:
Cash interest payments to lenders	$2,007,700	$700,200	$-
Amortization of Sprott debt transaction cost	764,600	383,300	-
	$2,772,300	$1,083,500	$-

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11.	Finance leases:

The following provides a roll-forward of finance leases as of:

	December 31	December 31
	2012	2011
Liability balance, beginning of the period	$2,477,300	$896,900
New leases	1,719,400	2,036,200
Payments applied to principal	(865,800)	(418,400)
Lease adjustment	-	(37,400)
Balance, end of the period	3,330,900	2,477,300
Less: finance leases - current liability	1,064,900	746,000

Finance leases - non-current liability	$2,266,000	$1,731,300

Cost of leased assets	$4,619,900	$3,160,000
Accumulated depreciation for leased assets	$1,896,600	$1,346,500

Future minimum lease payments as of December 31, 2012 follow.

2013	$1,193,900
2014	1,039,300
2015	877,500
2016	479,100
2017	-
Later years	-
Total minimum finance lease payments	$3,589,800
Less: Imputed interest	258,900

Present value of net minimum lease payments	$3,330,900

The weighted average interest rate on finance-lease balances as of December 31, 2012 is 4.6 percent, with the range of rates varying between 3.3 percent and 9.4 percent. Interest and depreciation expense on finance lease obligations for the years ended December 31, 2012, 2011 and 2010 were:

	2012	2011	2010
Interest expense	$3,700	$93,700	$201,200
Depreciation expense	$550,100	$367,600	$588,800
Interest expense capitalized to mine development:	$102,800	$-	$-

12.	2009 Gold Bonds:

On December 9, 2009, the Company closed a private placement of $14.5 million of Gold Bonds (“2009 Gold Bonds”). The 2009 Gold Bonds require quarterly payments through December 21, 2013; each quarter’s payment being equivalent to the market value of 814 ounces of gold based on a closing gold price ten-trading-days prior to the end of each quarter. Interest at a 10 percent annual rate is also payable quarterly on the declining principal balance. The 2009 Gold Bonds include covenants restricting the Company’s hedge position to 50 percent of its future estimated consolidated gold production and providing a negative pledge to not create any further indebtedness at the Briggs Mine, subject to certain permitted exceptions such as equipment leases.

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The Company recorded an initial discount on the 2009 Gold bonds of $1.8 million. The discount was comprised of $1.2 million of transaction costs associated with the 2009 Gold Bonds and the $0.6 million initial fair value of the embedded derivative. The discount is amortized using the effective interest method and amortization was $0.3 million, $0.5 million, and $0.8 million for the twelve months ended December 31, 2012, 2011 and 2010, respectively.

For purposes of financial reporting, the embedded derivative has been separated from the 2009 Gold Bond liability (see Note 8). The following provides a roll-forward of the Gold Bonds and related discounts for the twelve months ended December 31, 2012.

		Discounts
		Transaction	Embedded
	Gold Bonds	Costs	Derivative	Total
Balance, December 31, 2011	$7,250,000	$(297,100)	$(171,700)	$6,781,200
Payments	(3,625,000)	-	-	(3,625,000)
Amortization	-	214,600	124,000	338,600
Balance, December 31, 2012	$3,625,000	$(82,500)	$(47,700)	3,494,800
Less: gold bonds - current				3,494,800

Gold bonds - non-current				$-

The following provides a roll-forward of the Gold Bonds and related discounts for the twelve months ended December 31, 2011.

		Discount
		Transaction	Embedded
	Gold Bonds	Costs	Derivative	Total
Balance, December 31, 2010	$10,875,000	$(643,900)	$(372,000)	$9,859,100
Payments	(3,625,000)	-	-	(3,625,000)
Amortization	-	346,800	200,300	547,100
Balance, December 31, 2011	$7,250,000	$(297,100)	$(171,700)	6,781,200
Less: gold bonds - current				3,286,400

Gold bonds - non-current				$3,494,800

13.	Income taxes:

The Company recognizes future tax assets and liabilities for each tax jurisdiction in which it operates based on the difference between the financial reporting and tax basis of assets and liabilities using the enacted tax rates expected to be in effect when the taxes are paid or recovered. The Company recognizes deferred tax assets when it is probable that sufficient future taxable profit will be available to utilize the asset.

Tax recognized in net income or loss:

	2012	2011	2010
Current tax expense	$98,100	$372,300	$-
Deferred tax expense	95,500	(9,467,000)	-

Income tax expense (recovery)	$193,600	$(9,094,700)	$-

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A reconciliation of expected income tax on net income at statutory rates with the actual expense (recovery) for income taxes is as follows:

	2012	2011	2010
Net income (loss)	$7,079,500	$5,989,500	$(5,891,900)
Statutory tax rate	0.35	0.35	0.30
Tax expense (recovery) at statutory rate	2,477,800	2,096,300	(1,767,600)

Foreign tax rates	147,400	12,000	(184,700)
State tax	40,500	45,200	(248,900)
Change in tax rates	(74,800)	(955,100)	(450,600)
Nondeductible share-based compensation	105,100	265,300	143,400
Excess percentage depletion	(1,584,600)	(2,118,400)	(701,000)
Losses for which no deferred tax asset recognized	-	262,700	3,185,100
Recognition of previously unrecognized tax losses	(2,792,100)	(8,669,900)	-
Expiration of net operating losses	1,906,100	-	-
Other	(31,800)	(32,800)	24,300

Income tax expense (recovery)	$193,600	$(9,094,700)	$-

Recognized deferred tax assets and liabilities:

Deferred tax assets and liabilities are attributable to the following as of December 31, 2012 and 2011.

	Assets		Liabilities		Net
	2012	2011	2012	2011	2012	2011
Net operating loss carryforwards, US	$11,912,000	$11,927,600	$-	$-	$11,912,000	$11,927,600
Credit carryforwards	430,700	332,600	-	-	430,700	332,600
Property, plant and equipment	-	4,974,200	(6,686,200)	(9,809,400)	(6,686,200)	(4,835,200)
Reclamation costs	1,469,900	1,656,300	-	-	1,469,900	1,656,300
Derivatives	714,600	877,700	-	-	714,600	877,700
Compensation	98,900	283,000	-	-	98,900	283,000
Other	2,387,600	181,000	-	-	2,387,600	181,000
Tax assets (liabilities)	$17,013,700	$20,232,400	$(6,686,200)	$(9,809,400)	$10,327,500	$10,423,000

A change of ownership under Section 382 of the Internal Revenue Code occurred due to the Atna/Canyon merger in 2008. As a result of the ownership change, the utilization of US NOL’s existing at the merger date is limited to approximately $1.0 million per annum.

During 2012, the Company recognized additional deferred tax assets attributable to its US net operating loss carryforwards. The Company determined that it is probable the loss carryforwards will be utilized against future profits generated from its Briggs, Pinson and Reward mines. The recognized losses have extended carryforward periods and do not commence expiry until 2018. Included in the reconciliation of the tax rate is the $114,000 tax effect of the change in derivative value and foreign exchange revaluation which are recorded in other comprehensive income.

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Unrecognized deferred tax assets:

Unrecognized deferred tax assets are attributable to the following.

	2012	2011
Tax losses	$4,790,100	$7,930,400
Deductible temporary differences	1,260,900	912,700
	$6,051,000	$8,843,100

The Company recognizes the benefit of deferred tax assets only to the extent it is probable that future taxable income will be offset by tax loss carryforwards and deductible temporary differences. The Company's unrecognized deferred tax assets attributable to tax losses are comprised of approximately $3.6 million of US net operating losses, $0.9 million of Canadian noncapital losses and $300,000 of Canadian capital losses. The unrecognized US net operating losses expire between 2018 and 2032 and the unrecognized Canadian noncapital losses expire between 2028 and 2031. The unrecognized deferred tax assets attributable to temporary differences relate to excess tax basis in Canadian properties.

14.	Commitments and contingencies:

(a)	Kendall Mine reclamation:

Kendall is located approximately 20 miles north of Lewistown, Montana. Kendall was developed by CR Kendall Corporation (“CRK”), a wholly owned subsidiary, as an open-pit, heap-leach gold mine that operated from 1988 to its closure in 1995. Leaching of the remaining gold in the heap-leach pads continued through early 1998. From 1998 to the present time, the Company conducted closure activities, principally relating to collection, treatment and disposal of water contained in the process system and mine area, and re-vegetation of waste-rock dump surfaces.

In 2011, CRK received permission from the Montana Department of Environmental Quality (“MDEQ”) to place the final topsoil cover on the leach pads. The Company posted $0.2 million as a surety bond with the MDEQ for this capping project. Soil placement was completed in September 2012. The topsoil will be seeded to provide final vegetative cover. The Company believes that with completion of this cover, reclamation earthwork at the site will be substantially complete. Water management and treatment at the site will continue for the foreseeable future. Since mine closure in 1996, approximately $14.9 million has been expended on closure and reclamation activities at Kendall.

In April 2012, CRK entered into an Agreement with the MDEQ, whereby Atna will provide financial support to complete the final EIS closure study. As part of the Agreement, CRK submitted on July 25, 2012, an application to the MDEQ providing a final closure and reclamation plan for the Kendall mine site. The MDEQ shall perform a completeness review of this plan supported by a closure EIS. A third party contractor will be retained to conduct the closure EIS and the project will be managed by the MDEQ in consultation with CRK. Any costs in excess of the EIS project budget will be shared equally between CRK and the MDEQ. In 2001, CRK deposited with the MDEQ approximately $1.9 million in a fund to accomplish required reclamation work. This fund was never utilized and with accumulated interest now totals approximately $2.3 million. Once a final Record of Decision on the final closure plan has been issued by the MDEQ as part of the Agreement, CRK will create a trust fund to provide for any future operation, maintenance and replacement of water treatment and closure facilities. Funds remaining on deposit with the MDEQ will be utilized in funding this trust.

(b)	Surety bonds:

All reclamation and other surety bonds are subject to at least annual review and adjustment.

29

The Briggs Mine operates under permits granted by various agencies including the Bureau of Land Management, Inyo County, California, the California Department of Conservation, and the Lahontan Regional Water Quality Control Board. The Company, via sureties, has posted reclamation bonds with these agencies in the amount of $4.4 million. Restricted cash held as collateral by the sureties and related to Briggs amounts to $1.8 million.

The total bonding requirement for Reward is $6.2 million of which $5.3 million will be required when the Company commences plant construction and removal of overburden. The Phase 1 surety bond of $0.9 million has been posted to cover the installation of tortoise exclusion fencing, site road improvements, in-fill drilling, water wells and related pipelines, other earthwork and installation of power lines and facilities. Restricted cash held as collateral by a surety related to the Phase 1 surety bond is $0.4 million.

The total bonding requirement for Pinson is estimated to be $0.8 million, which has been posted in full. Restricted cash held as collateral by the sureties and related to Pinson amounts to $0.3 million.

(c)	Lease commitments:

The Company has entered into various leases for office space and office equipment. As of December 31, 2012, there were future minimum lease payments of less than $0.1 million per year for all office space and office equipment leases. The current office space lease terminates in December 2015.

The Company has also entered into various mining lease arrangements for purposes of exploring, and if warranted, developing and producing minerals from the underlying leasehold interests. The lease arrangements typically require advance royalty payments during the pre-production phase and a production royalty upon commencement of production, with previously advanced payments credited against the production royalties otherwise payable. Advance royalty commitments will vary each year as the Company adds or deletes properties. Minimum advance royalty payments total approximately $0.2 million annually. The mining lease arrangements start with a primary length that ranges between five to twenty years and are renewed at the Company’s discretion.

The Company is also required to pay an annual rental fee to the federal government for any unpatented mining claims, mill or tunnel site claims on federally owned lands at the rate of $140 per claim. The Company’s present inventory of claims would require approximately $0.1 million in annual rental fees, however, this amount will vary as claims are added or dropped. The length of fees is indefinite and is based on the Company’s discretion to maintain the claims.

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15.	Equity transactions:

The following provides a roll-forward of the Company’s beginning and ending common shares outstanding as of:

	Number of Shares
	December 31,	December 31,
	2012	2011
Balance, beginning of the period	117,374,643	99,002,468
Pinson acquisition	-	15,000,000
Conversions of notes payable	-	2,000,000
Sprott credit agreement and amendment	618,556	1,049,119
Warrant exercises	8,459,911	188,250
Option exercises	1,286,812	134,806
Equity Offering	17,250,000	-
Balance, end of the period	144,989,922	117,374,643

On March 10, 2011, the Company called all of its outstanding debentures and C$1.0 million of debentures were converted into 2.0 million common shares at a conversion price of C$0.50 per share.

In September of 2011, the Company acquired the remaining 70 percent interest in Pinson giving it a 100 percent interest in the identified gold resource areas and related surface and underground assets. The purchase price included the issuance of 15 million shares, $15 million in cash, and other assets. To finance the acquisition and initial development of Pinson, the Company raised C$20 million through a credit agreement with Sprott that entailed paying a $0.7 million fee to Sprott and issuing to Sprott 1.0 million common shares.

In the first quarter of 2012, the Company reached an agreement with Sprott to extend the term of its $C20 million credit facility. As consideration for extending the credit facility, the Company issued 618,556 common shares to Sprott (see Note 10). In the first quarter of 2013, the Company reached another agreement with Sprott to extend the term of the remaining balance of $C17.5 million (See Note 23 regarding Subsequent Events).

On September 12, 2012, the Company completed a short-term prospectus financing and issued 17.25 million common shares for gross proceeds of $C17.25 million and net proceeds of C$16.0 million. In addition, the Company issued a total of 1,035,000 brokers’ warrants with an exercise price of C$1.00 and an eighteen-month term. The warrants were determined to have a fair value of C$0.3 million and were recorded in contributed surplus. The fair value was determined using a Black-Scholes model using the Company’s share price at issuance, an expected life of 1.5 years, expected volatility of 55 percent, and a risk-free rate of 0.22 percent.

In the twelve months of 2012, outstanding warrants to purchase 8,459,911 common shares were exercised at a price of C$0.70 per share. The following is a summary of the brokers’ warrants outstanding as of December 31, 2012.

	Remaining			Underlying
Expiration Date	Life in Years	Exercise Price		Shares

March 11, 2014	1.2	CAD$	1.00	1,035,000

See Note 16 pertaining to the exercise of options as equity transactions.

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16.	Stock Options Share-based compensation:

On June 7, 2010, the Company’s shareholders approved the renewal for another three years of the Company’s Stock Option Plan (the “Option Plan”). The Option Plan is administered by the Compensation Committee of the Board consisting entirely of independent directors. The maximum number of option shares issuable at any time is equal to 10 percent of the number of issued and outstanding shares on a non-diluted basis. As of December 31, 2012, there were a maximum of 14.5 million underlying shares available under the Plan of which 9.5 million have been granted and are outstanding. Directors and employees of, or consultants to, the Company or any of its affiliates are eligible to participate in the Option Plan. The Board may terminate or amend the Option Plan at any time and for any reason. The Option Plan does not have a termination date but according to TSX requirements all available and unreserved securities must be approved every three years by the directors and shareholders. Barring further amendments to the Option Plan, the shareholders will be asked to renew the Option Plan again in 2013.

The exercise price of each stock option is based on, and may not be less than, 100 percent of the fair market value of its common shares on the date of grant. The fair market value is generally determined as the average of the high and low trading prices of common shares on the three trading days before and including the date of the grant. The term of each stock option is fixed by the Compensation Committee and may not exceed five years from the date of grant. The Compensation Committee also determines the vesting requirements of the grant which may be accelerated by the Compensation Committee.

The fair value of each option award is estimated on the date of grant using a Black-Scholes option valuation model that uses the assumptions noted in the following table. Expected market volatility is based on a number of factors including historical volatility of the Company’s common shares, the Company’s market capitalization, future outlook of the Company, and other fair value related factors. The Company uses historical information in estimating the expected term. Vesting periods have typically been over a two year period. The risk-free rate is based on the yields of Canadian benchmark bonds which approximate the expected life of the option. The Company has never paid a dividend and will be determining future dividends based on a number of still contingent factors; currently the expected dividend yield is nil. All of the share-based compensation was recorded as general and administrative expense.

The following table provides certain stock option disclosures for the years ended December 31:

	2012	2011	2010
Stock-based compensation expense - millions	$0.9	$0.8	$0.5
Intrinsic value of options exercised - millions	$1.2	$0.1	$0.0
Fair value of awards vesting - millions	$0.8	$0.7	$0.5
Cash received on option exercises - millions	$0.4	$0.0	$0.1
Unamortized stock-based compensation expense - millions	$0.8	$0.6	$0.5

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The following table summarizes the weighted-average assumptions used in determining fair values of option grants during the years ended December 31:

	2012		2011		2010
Grant date fair value	CAD$	0.46	CAD$	0.30	CAD$	0.23
Grant market price	CAD$	1.12	CAD$	0.86	CAD$	0.59
Common share price at period-end	CAD$	1.09	CAD$	0.84	CAD$	0.63
Expected volatility		59%		53%		59%
Expected option term - years		3.0		3.0		2.9
Risk-free interest rate		1.2%		0.6%		1.0%
Forfeiture rate		8.7%		8.6%		7.0%
Dividend yield		0%		0%		0%

Stock options

The following tables summarize the stock option activity during the years ended December 31, 2012 and 2011:

		Weighted	Weighted	Weighted	Aggregate
		Average	Average	Average	Intrinsic
	Number	Exercise	Fair Value	Remaining	Value
Outstanding Grants 2012	(000's)	Price CAD	CAD	Contractual Life	Millions CAD
Balance, beginning of the period	9,484	$0.73	$0.28	3.2	$1.5
Granted	2,685	$1.12	$0.46		$0.10
Exercised/Released	(2,195)	$0.79	$0.29		$1.2
Cancelled/Forfeited	(438)	$0.68	$0.26		$0.2
Expired	(3)	$1.32	$0.42		$-
Balance, end of the period	9,533	$0.82	$0.32	3.0	$2.7
Vested and exercisable, end of the period	6,830	$0.74	$0.29	2.7	$2.5
Vested and expected to vest, end of the period	9,252	$0.81	$0.32	2.9	$2.7

		Weighted	Weighted	Weighted	Aggregate
		Average	Average	Average	Intrinsic
	Number	Exercise	Fair Value	Remaining	Value
Outstanding Grants 2011	(000's)	Price CAD	CAD	Contractual Life	Millions CAD
Balance, beginning of the period	8,119	$0.82	$0.33	3.5	$0.4
Granted	3,050	$0.86	$0.30		$-
Exercised/Released	(200)	$0.45	$0.20		$0.1
Cancelled/Forfeited	(685)	$0.56	$0.23		$0.1
Expired	(800)	$1.36	$0.49		$-
Balance, end of the period	9,484	$0.73	$0.28	3.2	$1.5
Vested and exercisable, end of the period	6,815	$0.71	$0.27	2.8	$1.3
Vested and expected to vest, end of the period	9,202	$0.73	$0.28	3.1	$1.5

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The following table summarizes the exercise price ranges at December 31, 2012:

Exercise Price CAD		Options Outstanding			Options Exercisable
Low	High	Quantity	Weighted Average Remaining Contractual Life	Weighted Average Exercise Price CAD	Quantity	Weighted Average Remaining Contractual Life	Weighted Average Exercise Price CAD
$0.45	$0.59	2,267,833	2.3	$0.54	2,217,833	2.3	$0.54
0.60	0.69	1,605,000	2.1	0.65	1,605,000	2.1	0.65
0.70	0.82	690,000	3.1	0.72	556,667	2.9	0.72
0.83	0.89	1,935,000	3.0	0.87	1,284,999	3.0	0.87
0.90	1.07	475,000	3.4	0.92	295,833	3.3	0.92
1.08	1.18	2,560,000	4.0	1.13	869,995	4.0	1.13

$0.45	$1.18	9,532,833	3.0	$0.82	6,830,327	2.7	$0.74

17.	Financial Risk Management:

The Company is exposed to a number of financial risks including market risks, credit risks and liquidity risks. Market risks include commodity price risk, security price risk, foreign exchange risk, and fair value interest rate risk. The Company has risk management policies and programs that involve senior management and when appropriate, the Board of Directors of the Company (the “Board”). The main purpose of these policies and programs is to manage cash flow and raise financing as required and in a timely fashion for the Company’s development programs. The Company may use various financial instruments to manage related risks. It is the Company’s policy that no trading in derivatives for speculative purposes shall be undertaken.

Gold price risk: The Company’s primary product is gold. The value of the Company’s assets, its earnings and its operating cash flows are significantly impacted by the market price of gold. The market price of gold and the value of mineral interests related thereto have fluctuated widely and are affected by numerous factors beyond the control of the Company. These factors include international economic and political conditions, expectations of inflation, international currency exchange rates, interest rates, global or regional consumptive patterns, speculative activities, changes in production due to mine development and improved mining and production methods, metal stock levels, governmental regulations, and central bank policies. The exact effect of these factors cannot be accurately predicted, but the combination of these factors may result in the Company not receiving a profit or acceptable rate of return on invested capital or the investment not retaining its value.

For 2012, if the price of gold averaged 10 percent higher or lower per ounce, the Company would have recorded an increase or decrease in revenue of approximately $6.0 million, respectively. For 2011, if the price of gold averaged 10 percent higher or lower per ounce, the Company would have recorded an increase or decrease in revenue of approximately $5.2 million, respectively.

The Company may enter into gold derivative contracts (hedges) to mitigate the impacts of lower gold prices on its operations. Management and the Board have set a gold hedge limit of 50 percent of annual production plus a reserve tail of 25 percent of the life-of-mine production. The gold derivative contracts may include the purchase of put options and the sale of call options, which in some cases are structured as a collar, and forward gold sales, including embedded derivatives. Derivative financial instruments are recorded at fair value, and hedge accounting has not been employed.

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The only derivative contracts existing as of December 31, 2012 and December 31, 2011 were embedded forward gold sales in the 2009 Gold Bonds described in Notes 8 and 12. If the price of gold increases or decreases by 10 percent, our gold bond derivative liabilities existing as of December 31, 2012, would increase or decrease by $0.5 million, respectively. An increase in gold price increases the liability and an unrealized loss would be recognized; whereas a decrease in gold price decreases the liability and an unrealized gain would be recognized.

Liquidity risk: Liquidity risk represents the risk that the Company cannot fund its current operations and obligations. This risk arises in turn primarily from operating and business risks that have the potential to disrupt cash flows, inclusive of risks of material changes in gold prices, production schedules and outputs, operating costs, spending on or timing of development, and changes in regulations. Cash flow forecasting is performed regularly in aggregate for the Company with the objective of managing operating, investing, and financing cash flows to maintain a continuity of funding.

Economic factors beyond the Company’s control may also make additional funding temporarily unavailable. The Company is seeking revolving lines of credit and undrawn committed borrowing facilities in order to better manage liquidity risks, but such facilities do not yet exist. Should cash flows from operations and existing cash be insufficient to meet current obligations, refinancing of debt obligations, the sale of assets, or an equity issuance would be necessary, and there is no assurance that such financing activities would be successful.

Equipment financing is restricted to $10 million at Briggs by a covenant in the 2009 Gold Bond agreement (See Note 12) and to $20 million for the Company as a whole by a covenant in the Sprott credit agreement (See Note 10). The 2009 Gold Bond agreement includes a negative covenant preventing additional encumbrances at Briggs through its termination in December 2013. The Sprott credit agreement, as amended in March 2013 (See Note 22): precludes additional borrowing for the construction of the Reward mine until the balance due Sprott has been reduced below C$11.5 million; precludes material sales of assets and material issuances of secured debt during its term; and includes a negative covenant preventing additional encumbrances at Briggs through the term of the facility. The Sprott credit agreement may be terminated early, however under the March 2013 amendment, an early prepayment fee of 2 percent would be due Sprott.

The table below summarizes the maturity profile of the Company’s financial liabilities based on contractual undiscounted payments as of the dates indicated. In both 2012 and in 2011, extensions, subsequent to year-ends, of obligations due Sprott have been reclassified to the later appropriate columns.

		Payments due by Period as of December 31, 2012
		Less than	Between 3 months			More than
	Total	3 months	and 1 year	1-3 years	3-5 years	5-years
Trade and other payables	$7,163,500	$6,642,500	$521,000	$-	$-	$-
Finance lease obligations	3,330,900	276,700	788,200	2,266,000	-	-
Derivative financial instruments	1,733,500	442,600	1,290,900	-	-	-
Long term debt obligations	26,601,400	3,738,900	9,630,133	13,232,367	-	-

Total	$38,829,300	$11,100,700	$12,230,233	$15,498,367	$-	$-

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		Payments due by Period as of December 31, 2011
		Less than	Between 3 months			More than
	Total	3 months	and 1 year	1-3 years	3-5 years	5-years
Trade and other payables	$4,783,400	$4,053,700	$729,700	$-	$-	$-
Finance lease obligations	2,477,300	181,800	564,200	1,731,300	-	-
Derivative financial instruments	2,845,100	371,400	1,087,600	1,386,100	-	-
Long term debt obligations	29,345,200	1,117,500	3,366,500	24,861,200	-	-

Total	$39,451,000	$5,724,400	$5,748,000	$27,978,600	$-	$-

Capital management: The primary objective of the Company’s capital management is to maintain healthy capital ratios in order to support its operations and development, limit the risks of default on debt obligations, and maximize shareholder value. The Company manages its capital structure and makes adjustments to it in light of business and economic conditions. To date, the Company has not declared or paid any dividends. The Company has issued new shares and may again in order to maintain or adjust its capital structure. The Company has the practice of developing its mines at a controlled and measured pace in order to manage financial leverage. Management principally considers the debt to total asset ratio as a measure of financial leverage and overall capital structure; such ratio being 27 percent at December 31, 2012 and 34 percent at December 31, 2011. Long-term cash flow forecasts are prepared at least annually for the Company with the objective of managing debt levels, rates of development, and the long-term capital structure.

Foreign exchange risk: A debt obligation of C$20 million is denominated in Canadian dollars. Changes in the CAD/USD exchange rate will proportionately affect the reported value of this liability. Otherwise, the Company’s assets, liabilities, revenues and costs are primarily denominated in USD, and not significantly impacted by foreign exchange risks. If the CAD to USD exchange rate increases or decreases by 10 percent, the reported value of the C$20 million debt obligation will increase or decrease by $1.8 million or $2.2 million, respectively.

One of the market conditions that may affect the price of gold is the extent to which gold is viewed as a safe-haven or hedge against fluctuations in major currencies such as the US dollar and the Euro. Foreign exchange may therefore have a significant indirect impact upon the Company.

Credit and customer risks: Credit risk represents the loss that would be recognized if counterparties failed to perform as contracted. Credit risks arise from market, industry, and individual counterparty conditions. Concentrations of credit risk, on or off balance sheet, exist for counterparties when they have similar economic characteristics that would cause their ability to meet contractual obligations to be similarly affected by changes in economic or other conditions. The Company manages counterparty credit risk by monitoring the creditworthiness of counterparties.

The Company is subject to concentrations of credit risk in connection with maintaining its cash balances primarily in U.S. and Canadian financial institutions in amounts in excess of levels insured by the Federal Deposit Insurance Corporation and the Canada Deposit Insurance Corporation. Restricted cash held as collateral against surety bonds is invested by the surety-trustee in certificates of deposit and US Treasury instruments.

Sales of gold by Briggs expose the Company to the credit risk of nonpayment by the buyer. Briggs sells all of its gold to one or two customers with payment terms of 0 to 14 days. At any one time, the level of receivable is usually less than two percent of the Company’s total annual revenues. Due to the global and liquid markets for gold, geographic and customer concentrations are considered to pose immaterial risks.

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To the extent Pinson sells ore and doré, distinguished from gold sales by Briggs, and generates trade receivables, credit risk will arise. In October 2012, Pinson entered into an agreement to sell oxide ore under specified terms through December 31, 2013 to a third-party processor, Newmont Mining Corporation. Pinson is presently dependent on this one customer to buy oxide ore. Pinson has a life-of-mine contract to place, at its option, sulfide ore with a separate third-party processor, Barrick Gold Corporation, who will also buy under agreed upon terms the resultant doré. Pinson is presently dependent on this one customer to process and buy sulfide ore.

The embedded derivative in the 2009 Gold Bond was the only derivative contract outstanding as of December 31, 2012 and December 31, 2011. Since the 2009 Gold Bonds do not require further cash payments to the Company, they do not generate third party credit risk to the Company.

Equity securities price risk: The Company is exposed to equity securities price risk because of investments held as available-for-sale. These securities have typically been received in payment from joint venture or other business partners for obligations due. The fair value balances of available-for-sale securities at December 31, 2012 and December 31, 2011 were $83,900 and $323,900, respectively, representing the maximum potential losses from changes in prices of equity investments.

Fair value interest rate risk: The Company has only entered into debt agreements with fixed interest rates. Fixed interest rates expose the Company to fair value interest rate risks. There is the qualitative risk that a fixed rate liability will become uncompetitive in the future as market rates decline or the Company’s credit position improves. The Company’s other qualitative interest rate risk arises from the mismatch of fixed rate liabilities and floating rate assets. Management of the fair value interest rate risk involves taking into consideration the duration of debt agreements, refinancing penalties, options to renew existing positions, the availability of floating–rate debt and other alternative financing.

18.	Cost of Sales:

The following is a reconciliation of current period mine operating costs to cost of sales for the years indicated.

	Twelve months ended December 31
	2012	2011	2010
Mine operating costs (excluding depreciation and amortization)	$39,055,700	$32,738,300	$24,724,300
Decrease (increase) in gold inventory - cash costs	(3,570,100)	(2,755,400)	(3,274,100)
Production related depreciation and amortization	8,095,100	7,655,600	5,395,800

Total cost of sales	$43,580,700	$37,638,500	$26,846,000

Cost of sales includes all mine-site operating costs, mine-site overhead, production taxes, royalties (if any), and mine-site depreciation, amortization and depletion. Period costs, expensed as incurred and reported separately from cost of sales, include exploration expenses, holding costs, corporate office costs, write-downs and impairments, business development costs and other period costs not associated with the production process. All mine-site costs including depreciation, amortization and depletion are included in inventory and relieved to cost of sales when products are sold.

19.	Earnings per share:

The Company computes earnings per share (“EPS”) by applying the provisions of IAS 33. The weighted average dilutive securities included in the December 31, 2012 and 2011 EPS calculation were 4,840,570 and 885,959 common share equivalents, respectively. Common share equivalents, which include share options, warrants to purchase common shares, share grants and convertible debentures, in the years ended December 31, 2012, 2011, and 2010 that were not included in the computation of diluted EPS because the effect would be antidilutive were 8.9 million, 15.9 million, and 9.6 million, respectively.

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20.	Pinson Acquisition:

In September 2011, the Company acquired an additional 70 percent interest in Pinson, located in Humboldt County, Nevada, increasing its ownership interest to 100 percent. At closing, Atna also signed a non-exclusive Ore Milling and Gold Purchase Agreement allowing for processing of Pinson sulfide ores at Barrick’s Goldstrike processing facilities. Barrick retained a 10 percent, net profits royalty that will be triggered after the first 120,000 ounces of gold are sold. The purchase of Pinson was accounted for as an asset acquisition. The calculation of the purchase price and the allocation of the purchase price are summarized in the following tables.

Purchase price
Cash to Barrick	$15,000,000
Atna common shares issued to Barrick	11,333,469
Fair value of assets given up in purchase agreement	66,841
Asset retirement obligations	1,517,850
$27,918,160

Please see Note 10 regarding financing of the Pinson acquisition.

Purchase price allocation, inclusive of financing transaction
Property, plant, mine development,and mineral interests net	$27,918,160
Cash	5,244,268
August interest netted with proceeds	102,106
Sprott legal expenses netted with proceeds	74,885
Asset retirement obligations	(1,517,850)
Notes payable	(20,421,259)
Share capital	(11,333,469)
Gain on fair value of assets given up in purchase agreement	(66,841)
$-

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21.	Remuneration of Key Management Personnel:

Key management personnel include the members of the Board and the senior leadership team. Compensation for key management personnel was as follows.

	Twelve months ended December 31
	2012	2011	2010

Short-term employee benefits (1)	$1,208,400	$1,054,900	$766,700
Post-employment benefits (2)	35,600	27,200	21,800
Share-based payments (3)	825,200	723,200	323,400

Total compensation of key management personnel	$2,069,200	$1,805,300	$1,111,900

(1) Represents annual salary, fees, and short term incentives/bonuses earned in the year.

(2) Represents Company contributions to retirement savings plans.

(3) Represents the estimated value of stock options granted in the year.

22.	Insurance Claims and Settlements:

In the first half of 2012, elements of the secondary crusher at CR Briggs prematurely failed, creating insurable events. The Company received $435,800, net of a $100,000 deductible, for the principal property damage claim. This partial settlement was first applied to a $213,900 loss on disposal of the failed components, and the insurance proceeds of $221,900 in excess of the loss on disposal were recorded as non-operating “Other income”. Additional insurance payments remain contingent upon review by the insurer and therefore will be recognized in the future if or as claims are accepted and settled by the insurer.

23.	Subsequent Events:

On March 18, 2013, the C$17.5 million remaining obligation due to Sprott has been extended. Under the terms of the amendment, Sprott has agreed that the outstanding balance will be amortized in twelve equal monthly payments of $1.46 million each commencing September 30, 2013 and ending on August 29, 2014. Under a new covenant, once this secured facility has been reduced to C$11.5 million, the Company will be allowed to incur up to $35 million in additional indebtedness for the construction of the Reward mine. The interest coupon on this facility remains unchanged at nine percent per annum. As consideration for extending the credit facility, Atna will issue 675,240 common shares of Atna to Sprott, pending TSX approval. The Sprott credit agreement precludes material sales of assets and material issuances of secured debt during its term. The Sprott agreement includes a negative covenant preventing additional encumbrances at Briggs through the term of the facility. The Sprott credit agreement may be terminated early, however an early prepayment fee of 2 percent would be due Sprott.

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